CASSEL SALPETER & CO., LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2017

C O N T E N T S

	Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of Cassel Salpeter & Co., LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Cassel Salpeter & Co., LLC as of December 31, 2017, and the related notes (collectively referred to as the financial statement).   In our opinion, the financial statement presents fairly, in all material respects, the financial position of Cassel Salpeter & Co., LLC as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Cassel Salpeter & Co., LLC's management. Our responsibility is to express an opinion on Cassel Salpeter & Co., LLC's financial statement based on our audit.   We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Cassel Salpeter & Co., LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB.   Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks.   Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement.   Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement.   We believe that our audit provides a reasonable basis for our opinion.



Kaufman, Rossin & Co., P.A.

We have served as Cassel Salpeter & Co., LLC's auditor since 2010.

Miami, Florida
February 9, 2018

CASSEL SALPETER & CO., LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

ASSETS

CASH AND CASH EQUIVALENTS	$	564,301
ACCOUNTS RECEIVABLE		64.002
OTHER ASSETS		45,007
	$	673,310

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accrued liabilities	$	132,466
LEASE COMMITMENT (NOTE 4)		
MEMBER'S EQUITY		540,844
	$	673,310

See accompanying notes.

CASSEL SALPETER & CO., LLC
NOTES TO STATEMENT OF FINANCIAL CONDITION

NOTE 1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business and Organization

Cassel Salpeter & Co., LLC (the Company), a wholly-owned subsidiary of Telluride Too, LLC, is a broker-dealer specializing in investment banking services. The Company's membership in the Financial Industry Regulatory Authority (FINRA) became effective September 17, 2010. The Company provides a range of advisory services for public and privately-held businesses at varying stages of development. The Company focuses on advisory services in connection with mergers and acquisitions, fairness and solvency opinions, valuations, restructurings and corporate finance. In addition, the Company assists clients with their financing requirements, including the raising of both equity and debt capital.

Government and Other Regulation

The Company is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Cash and Cash Equivalents

The Company may, during the ordinary course of business, maintain account balances with banks in excess of federally insured limits. Cash and cash equivalents include all highly-liquid investments with original maturities of three months or less. At December 31, 2017, the Company held $23,878 in cash and $540,423 in money market funds.

Accounts Receivable

Accounts receivable are uncollateralized customer obligations due under normal trade terms. The carrying amount of accounts receivable may be reduced by an allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all accounts receivable balances and based on an assessment of current credit worthiness, estimates the portion, if any, of the balance that will not be collected. As management believes that the accounts recorded are fully collectable and are therefore stated at net realizable value, at December 31, 2017, management has no allowance for doubtful accounts. At December 31, 2017, accounts receivable from two clients amounted to approximately 89% of total accounts receivable.

NOTE 1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Property and Equipment

Property and equipment is recorded at cost. Expenditures for major betterments and additions are charged to the asset accounts, while replacements, maintenance and repairs which do not improve or extend the lives of the respective assets are charged to expense as incurred. As of December 31, 2017, the Company had property and equipment at a cost of $84,604 and accumulated depreciation in the same amount.

Depreciation

Depreciation of property and equipment is computed by the straight-line method over the estimated useful lives of the assets. Amortization of leasehold improvements is computed at the lesser of the useful life of the asset or the lease term. The estimated useful lives for furniture and office equipment are three years.

Income Taxes

The Company is not subject to income taxes as it is a disregarded entity for income tax purposes as a single member limited liability company, whose operations are ultimately reflected in the tax return of Telluride Too, LLC.

The Company assesses its tax positions in accordance with "*Accounting for Uncertainties in Income Taxes*" as prescribed by the Accounting Standards Codification, which provides guidance for financial statement recognition and measurement of uncertain tax positions taken or expected to be taken in a tax return for open tax years (generally a period of three years from the later of each return's due date or the date filed) that remain subject to examination by the Company's major tax jurisdictions.

The Company assesses its tax positions and determines whether it has any material unrecognized liabilities for uncertain tax positions. The Company records these liabilities to the extent it deems them more likely than not to be incurred. Interest and penalties related to uncertain tax positions, if any, would be classified as a component of income tax expense.

The Company believes that it does not have any significant uncertain tax positions requiring recognition or measurement in the accompanying financial statements.

NOTE 1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the statement of financial condition date. Actual results could differ from those estimates.

NOTE 2.   NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission, which requires that "Net Capital", as defined, shall be at least the greater of $5,000 or 6 2/3% of "Aggregate Indebtedness", as defined. At December 31, 2017, the Company's "Net Capital" was $421,027 which exceeded the requirements by $412,196 and the ratio of "Aggregate Indebtedness" to "Net Capital" was 0.31 to 1.

NOTE 3.   EMPLOYEE BENEFIT PLAN

The Company maintains a defined contribution 401(k) plan covering all employees.

NOTE 4.   LEASE COMMITMENT

The Company is obligated under a non-cancelable operating lease for its office facility in Miami, Florida, expiring January 2020.

The future minimum rentals under the lease for the years subsequent to December 31, 2017 are as follows:

2018	$ 167,693
2019	172,731
2020	14,826
	$ 355,250